Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer,
Chief Strategy Officer,
Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. ANNOUNCES RESULTS OF
2025 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, May 30, 2025 - Diana Shipping Inc. (NYSE: DSX) (the "Company"), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that the Company's Annual Meeting of Shareholders (the "Meeting") was duly held on May 28, 2025, in a virtual format only via the Internet. Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around April 29, 2025, was approved and adopted:

1.	The election of three Class II Directors of the Company, to serve until the Company's 2028 Annual Meeting of Shareholders.

2.	The approval of the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025.

3.
The approval of the amendment to the Company’s Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-100, with the exact ratio to be determined by the Board of Directors in its discretion

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.